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                                                            EXHIBIT (a)(5)(viii)



Contact:   Media Inquiries:                          FOR IMMEDIATE RELEASE
           Mike Dickerson                            Moved On PR Newswire
           Manager, Communications                   July 31, 2000
           Corporate
           310.615.1647
           mdickers@csc.com

           Financial Analysts:                       Shareholders:
           Bill Lackey                               Morrow & Co.
           Director, Investor Relations              800.566.9061
           Corporate                                 jferguso@morrowco.com
           310.615.1700
           blackey3@csc.com


               CSC EXTENDS TENDER OFFER FOR MYND, FORMERLY POLICY
                               MANAGEMENT SYSTEMS

        EL SEGUNDO, Calif., July 31 -- Computer Sciences Corporation (NYSE: CSC) today announced that it has received a second request for information under the Hart-Scott-Rodino Antitrust Improvement Act in connection with its $16 per share cash tender offer for Policy Management Systems Corporation (NYSE: PMS), d/b/a Mynd. The tender offer, which is currently scheduled to expire on August 2, will be extended to expire at 11:59 p.m., Eastern Daylight Time, on August 12. As of the close of business July 28, approximately 9,443,587 Mynd shares, representing approximately 27 percent of the total outstanding, had been validly tendered into the offer.

        Morrow & Co., Inc. is the information agent for the tender offer and Goldman, Sachs & Co. is the dealer manager.

        Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having


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Computer Sciences Corporation - page 2                              July 31,2000

guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

        Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With more than 58,000 employees in locations worldwide, CSC had revenues of $9.4 billion for the twelve months ended March 31, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.




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